EXHIBIT (a)(15)

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Contact: Jim Radosevich
Vice President, Corporate Finance & Investor Relations
Phone: 847-304-5800; email - jim.radosevich@clarkconsulting.com

Clark Consulting Amends Asset Purchase Agreement;
Increases Purchase Price for Sale of Business Units

Barrington, IL, February 15, 2007 - Clark Consulting (NYSE: CLK), a national firm dedicated to helping companies keep their best people through integrated compensation, benefits and funding solutions, today announced that Clark, Inc., a Delaware corporation (the "Company"), entered into a new Asset Purchase Agreement (the "New Sale Agreement"), dated as of February 14, 2007, by and among the Company, Clark Consulting, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, Clark Wamberg, LLC, a Delaware limited liability company ("C-W Co.") and Tom Wamberg, Chairman and Chief Executive Officer of the Company, as a joint obligor with C-W Co. The New Sale Agreement relates to the pending purchase of certain assets, and the assumption of certain liabilities of the Company (collectively, the "MBO Businesses") by C-W Co., and supersedes the prior Asset Purchase Agreement dated November 1, 2006 among the same parties (the “Prior Sale Agreement”), as amended by the Amendment No. 1 thereto entered into on January 30, 2007. The Prior Sale Agreement was entered into in connection with the Agreement and Plan of Merger dated as of November 1, 2006 by and among the Company, AUSA Holding Company ("AUSA") and AUSA Merger Sub, Inc., and the related tender offer by AUSA to purchase outstanding shares of the Company's common stock for $16.55 per share (the "Offer Price"), which is presently pending.

The New Sale Agreement provides that the purchase price for the MBO Businesses shall be increased from the original $35.4 million to $55.5 million, an increase of approximately $20.1 million over the purchase price as originally provided for in the Original Sale Agreement. The Company had previously announced on February 5, 2007 that it had entered into a First Amendment to the Sale Agreement pursuant to which the purchase price had been increased to $46.5 million from the original $35.4 million.

Pursuant to the terms of the Prior Sale Agreement, the Company actively solicited other potential buyers for all or any portion of the MBO Businesses following the commencement of the tender offer on December 13, 2006. The Company received competing offers for the MBO Businesses from one other entity, a company formed by affiliates of a private equity firm (the "Investor Group"), which the Company understood to be working with certain members of the Company's senior management team, including Thomas Pyra, the Company's President and Chief Operating Officer. In connection with such offers, the Company agreed to pay $1.1 million to the Investor Group if the Company accepted an improved offer from another party (including C-W Co., Mr. Wamberg and their affiliates).

Because the Company accepted the enhanced offer from C-W Co. in the amount of $55.5 million, the Company is obligated to pay $1.1 million to the Investor Group. As previously disclosed, pursuant to the Merger Agreement, the Offer Price is to be increased by AUSA on a per share basis by up to 61.7% of the amount by which the net proceeds from the sale of the MBO Businesses, on a per share basis, exceeds the original $35.4 million purchase price under the Sale Agreement after establishment of an escrow, if any.

This press release is for informational purposes only and is not an offer or solicitation to purchase, nor a recommendation to sell, any shares of Clark's common stock. The solicitation of offers to purchase the Clark common stock is only being made pursuant to the Offer to Purchase and related materials that Purchaser has provided to Clark stockholders, which have been filed with the Securities and Exchange Commission. Clark stockholders and other investors should read the Offer to Purchase and related materials that Purchaser initially filed with the Securities and Exchange Commission on December 13, 2006, and as may be amended.

Founded in 1967, Clark Consulting is a firm with expertise in executive compensation and benefit design, funding and plan administration. With more than 3,800 corporate, banking and healthcare clients, the Company's mission is helping companies keep their best people.

Forward Looking Statements

This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such forward-looking statements are based on the beliefs of Clark's management as well as assumptions made by and information currently available to Clark's management. There is a risk that the transaction could be delayed or fail to close, and stockholders will not receive the expected benefits. Such risks include, but are not limited to:

• that a governmental or regulatory authority may prohibit or delay the consummation of the transaction,

• adverse developments in previously disclosed shareholder litigation,

• that our stockholders or a governmental or regulatory authority may institute additional legal proceedings against us that have a materially adverse effect on our business or our ability to complete the above described transaction, and

• that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control.

If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers and employees, and our management could be distracted. For additional uncertainties and risks we face, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.

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